July 1, 2008

Mark P. Fisher
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104

Re: **Thomas Weisel Partners Group, Inc.**
        Registration Statement on Form S-3
        Registration No. 333-151226
        Filed on May 28, 2008

Dear Mr. Fisher:

        We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 from our letter dated June 16, 2008; however, we are unable to agree with your conclusion that the shares of common stock were not offered and sold concurrently with the exchangeable shares. Although holders of the exchangeable shares may not convert them into common shares until there is an effective registration statement, there is no restriction on having an effective registration statement prior to one year from the date the exchangeable shares were issued. Moreover, we note that the Shareholders Equity Agreement requires you to file the registration statement no more than approximately five months after the date of the acquisition. Because the

company may have an effective registration statement for the underlying common shares within one year of the sale of the exchangeable shares, we believe the investment decision regarding the underlying common shares took place at the time of the sale of the exchangeable shares. Accordingly, please revise the registration statement to register the resale of the underlying shares of common stock. Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Sections, Manual of Publicly Available Telephone Interpretations, No. 9 available at www.sec.gov.

2.   As noted in comment 1 from our letter dated June 16, 20008, the Section 3(a)(10) exemption from registration does not apply to common shares underlying the exchangeable shares. As such, please provide us with an analysis of the exemption from registration applicable to that offering. Refer to Revised Staff Legal Bulletin No. 3A (June 18, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call Byron N. Cooper at (202) 551-3473 or the undersigned at (202) 551-3785.

Sincerely,

Karen Garnett
Assistant Director

cc: Scott D. Miller (*via fax*)